Pashion Footwear Inc.

PASHION

ANNUAL REPORT

2950 Broad Street #1030

San Luis Obispo, CA 93401

(408) 823-5929

http://pashionfootwear.com

This Annual Report is dated April 12, 2023.

BUSINESS

Company Overview

Pashion Footwear Inc. ("Pashion Footwear" or the "Company") is a C-Corporation organized under the laws of the state of Delaware on August 30, 2017.

At Pashion Footwear, we believe women deserve to look good AND feel good without compromise. We are solving the biggest love/hate relationship in a woman's closet - her heels. Pashion Footwear is an empowering footwear brand utilizing innovative technical design & athletic materials to pioneer the future of women's shoes - blending comfort, customization, and style through our patented convertible footwear (that's right, high heels that turn to flats - AND let you mix heel types, heights, and designs). We have issued utility patents in the US, China & the EU - allowing us to pioneer this new category in the market. Based on internal analysis, our customer satisfaction metrics are industry-leading, as is our unique margin profile. This combination of wins has enabled us to post our first profitable months, all while providing a uniquely versatile experience to consumers around the globe.

Currently, Pashion sells our shoe bundles & upsell accessories exclusively through our own D2C website.

With this Reg. CF fundraising, we plan to launch a novel bridal affiliate program as our second sales channel. Shortly after, we have plans to launch into traditional wholesale channels with the right big box partner.

In exchange for altering payback terms to Settle, a lender in the Company's businesses, providing the Company with a 6-month revolving capital line to fund inventory purchases, Settle filed a lien on the Company's inventory. Settle has no intention of exercising the lien and Settle has made it clear that they are willing to negotiate, as their main priority is for the Company to stay in business, fundraise, and move forward with the Company as a partner.

IP

The Company was granted U.S Patents to Pashion Footwear Inc. filed with the USPTO on July 16th, 2018.

Previous Offerings

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $3,777,990.82

Number of Securities Sold: 4,048,760

Use of proceeds: Working Capital

Date: December 04, 2020

Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note

Final amount sold: $665,000.00

Use of proceeds: Working Capital

Date: February 01, 2022

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Net Revenue (Gross sales, less promotional discounts & returns) for fiscal year 2022 was $2,703,257, about flat compared to fiscal year 2021 revenue of $2,834,297. Given the macro economic conditions at play such as the supply chain crisis' impact on shipment timing as well as the sentiment surrounding recession, we decided to prioritize building a sustainable operating foundation for future scale over pursuing an aggressive growth strategy (as we had done in 2021, growing 450% over 2020). Our ultimate goal was to achieve our first profitable months to further prove out the strength of our unique margin profile - which we achieved in July 2022 (31% EBITDA) and November 2022 (26% EBITDA) (**Note that industry standard for footwear EBITDA is ~10%). This effort included releasing a new version of our product with optimized margins, relocating a portion of our supply chain, and focusing our marketing effort on low-cost organic initiatives & repeat customers.

Cost of sales

Cost of sales in 2022 was $1,568,943, a decrease of approximately $610,000, from costs of $2,179,507 in fiscal year 2021. The reduction was largely due to the release of our Pashion 2.0 technology - replacing the metal components in our product with injection molded equivalents, which improved the product margins to 65% on shoe kits and 70%-90% on accessories. We also re-located the fulfillment arm of our supply chain to Canada to take advantage of more favorable import tax codes, saving us roughly 12%-45% per shoe - depending on style.

Gross margins

2022 gross profit increased by $480,000 over 2021 gross profit and gross margins as a percentage of revenues increased from 23% in 2021 to 42% in 2022. This improved performance was caused by the new margin profile supported by our product improvements & supply chain relocation.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Pashion Footwear, INC. Expenses in 2022 decreased $1.2M from 2021. Approximately $873,000 of this decrease was due to increased focus on organic marketing and the aggressive pursuit of sustainable brand-building practices. The results achieved in this regard allowed us to maintain steady sales levels while dramatically improving our bottom line by 65% from 2021 to 2022.

Historical results and cash flows:

The Company is currently in the production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the COVID19 pandemic and corresponding supply chain crisis/recession impacted our growth in ways we do not forecast to be ongoing. Past cash was primarily generated through equity investments, sales & working capital loans. Our goal is to reach annual profitability in 2024 (after posting our first profitable months in 2022). We also plan to aggressively scale sales once funding is secured and the market has stabilized, aiming for doubling sales year over year as the brand gains further awareness and credibility in the market.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $75,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Investors

Amount Owed: $665,000.00

Interest Rate: 8.0%

Maturity Date: February 01, 2024

Convertible into preferred stock at the next equity financing at the lower of a discount of 20%.

Creditor: Settle Inc.

Amount Owed: $1,989,690.00

Interest Rate: 12.29%

Maturity Date: July 31, 2023

Payments accelerate upon fundraise of at least $3 million.

Creditor: SBA

Amount Owed: $64,500.00

Interest Rate: 3.75%

Maturity Date: May 19, 2050

Creditor: Mechanics Bank

Amount Owed: $27,148.00

Interest Rate: 6.75%

Maturity Date: January 20, 2024

Creditor: Shopify Capital

Amount Owed: $165,000.00

Interest Rate: 15.0%

Maturity Date: April 01, 2023

Classified as current as loan payments are taken from receivables.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Haley Pavone

Haley Pavone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Founder/President/Board Member

Dates of Service: October, 2016 - Present

Responsibilities: I am the founder & CEO at Pashion, and the inventory of our utility IP. $100,000 annual salary; 4,158,823 fully-diluted shares.

Name: Forrest Lee Fleming

Forrest Lee Fleming 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2019 - Present

Responsibilities: I suggested the idea of Crowdfunding to Haley Pavone CEO. Initially, we tried to raise capital with traditional VC with limited success. No salary; 1,847,978 fully diluted shares.

Other business experience in the past three years:

Employer: BioProtonics

Title: CEO

Dates of Service: November, 2022 - Present

Responsibilities: For the first time, MRH provides meaningful diagnostic imaging resolution on tissue at the micro-level (sub 1mm). Also, very important for broad commercialization, MRH adds less than 1 minute to current MRI scan time and corrects for patient movement during scans. MRH potentially will lead to a safer, less invasive, less costly alternative for many biopsies routinely performed today of which the majority are negative. This advancement will allow for earlier detection of many diseases and cancers and enable more accurate therapies sooner in the disease cycle to improve patient outcomes and lower medical costs. Eventually MRH could be part of every MRI scan

Name: Gabriella Liotta

Gabriella Liotta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April, 2022 - Present

Responsibilities: Board Member and Advisor. No salary; 48,504 options.

Other business experience in the past three years:

Employer: Major League Soccer

Title: Vice President

Dates of Service: June, 2022 - Present

Responsibilities: As Vice President of Licensing, Consumer Products, I lead the business development and product portfolio for On-Field with adidas and Off-Field soft goods and hard goods fan wear.

Other business experience in the past three years:

Employer: Authentic Brands Group

Title: Senior Vice President

Dates of Service: March, 2017 - April, 2020

Responsibilities: At ABG i was the Business Unit Manager, SVP leading Brand Management, Marketing, and Business Development Teams in Action Sports driving global expansion, expanding categories and channel of distribution.

Name: Jessica Lynne Norman

Jessica Lynne Norman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO and Principal Accounting Officer

Dates of Service: January, 2019 - Present

Responsibilities: I lead all operational activities and oversee the Company's finances. $63,000 annual salary; 344,390 fully-diluted share count.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: The Haley Pavone Trust (Managed by Haley Pavone)

Amount and nature of Beneficial ownership: 4,158,823

Percent of class: 35.48

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, 2022 Convertible Note, and Convertible Promissory Note Series 2023-CF.

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,806,106 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 2,015,153 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 589,727 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 132,390 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,250,000 with a total of 1,015,462 outstanding.

Voting Rights

One vote per share. Please see the Voting and Conversion Ratio sections below.

Material Rights

Holders of Series Seed Preferred Stock have the following material rights, as laid out in the company's Amended and Restated Certificate of Incorporation, filed on 11/17/2020.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Dividends. The holders of the Series Seed Preferred Stock then outstanding shall receive, when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 7% of the Original Issue Price (as defined below) for each share of Series Seed Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Series Seed Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to

in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of(A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and

(B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Serie Seed Preferred Stock dividend. The "Original Issue Price" shall mean: with respect to the Series Seed- 1 Preferred Stock $1.2605 per share; with respect to the Series Seed-2 Preferred Stock $0.8634 per share; with respect to the Series Seed-3 Preferred Stock $1.0084 per share; with respect to the Series Seed-4 Preferred Stock $1.0084 per share; and with respect to the Series Seed-5 Preferred Stock $1.2605 per share; subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "Series Seed Liquidation Amount."

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless, for so long as 99,167 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) remain outstanding, the holders of at least a majority of the of the Series Seed Preferred Stock of the outstanding shares of Series Seed Preferred Stock, including the affirmative vote of Entrada Ventures I, LP (the "Requisite Holders"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event: a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event.

The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 3 , if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed Preferred Stock (a "Redemption Notice"), and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiflieth (l50th) day after such Deemed Liquidation Event (the "Redemption Date"), to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the applicable Series Seed Liquidation Amount (the "Redemption Price"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

Each Redemption Notice delivered pursuant to Section 2.4.2 shall state: the number of shares of Series Seed Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; the Redemption Date and the Redemption Price; the date upon which the holder's right to convert such shares terminates (as determined in accordance with Sec ion 4 1 ; and for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20') day after the date of delivery of the

Redemption Notice to a holder of Series Seed Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in Section 2.4.2, then the shares of Series Seed Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "Excluded Shares." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.4.4, whether on such Redemption Date or thereafter.

On or before the applicable Redemption Date, each holder of shares of Series Seed Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series Seed Preferred Stock shall promptly be issued to such holder.

If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series Seed Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series Seed Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

Voting.

General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion Ratio.

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" shall initially be, with respect to the Series Seed-1 Preferred Stock $1.2605 per share; with respect to the Series Seed-2 Preferred Stock $0.8634 per share; with respect to Series Seed-3 Preferred Stock $1.0084 per share; with respect to Series Seed-4 Preferred Stock $1.0084 per share; with respect to Series Seed-5 Preferred Stock $1.2605 per share. Such initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided [in the Amended and Restated Certificate of Corporation].

Series Seed-2 Preferred Stock

The amount of security authorized is 528,415 with a total of 528,415 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,445,800 with a total of 1,445,800 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Series Seed-4 Preferred Stock

The amount of security authorized is 1,044,217 with a total of 1,043,217 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Series Seed-5 Preferred Stock

The amount of security authorized is 15,866 with a total of 15,866 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

2022 Convertible Note

The security will convert into Preferred stock and the terms of the 2022 Convertible Note are outlined below:

Amount outstanding: $665,000.00

Maturity Date: February 01, 2024

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with 2022 Convertible Note.

Convertible Promissory Note Series 2023-CF

The security will convert into Preferred stock and the terms of the Convertible Promissory Note Series 2023-CF are outlined below:

Amount outstanding: $0.00

Maturity Date: June 30, 2023

Interest Rate: 1.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Qualified equity financing of $1,250,000 or automatic conversion on Maturity Date

Material Rights

The Convertible Promissory Note Series 2023-CF converts into a currently undesignated class of preferred stock on par with the currently outstanding Series Seed Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Series Seed Preferred Stock laid out in the Amended & Restated Certificate of Incorporation, and subsequent amendment.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Note Series 2023-CF should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Convertible Promissory Note Series 2023-CF purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering a Convertible Promissory Note Series 2023-CF in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Convertible Promissory Note Series 2023-CF we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Note Series 2023-CF has no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. In the future, if your Convertible Note reaches maturity or converts into Company Stock there may be associated voting rights related to that conversion. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 3 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pashion Footwear or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pashion Footwear could harm our reputation and materially negatively impact our financial condition and business. The Company was a party to a contract dispute and subsequently agreed to terms for a settlement. The Company settled with a former vendor in a contract dispute. The Company believed the vendor was misappropriating funds from the Company's retainer and interpreted the vendor's actions as a breach of contract. Both entities agreed to settle the dispute and the Company agreed to pay the remaining balance of its retainer invoices. As of June 10, 2022, the Company has completely paid off the remaining balance of the settlement agreement. The Company's inventory is subject to a lien by Settle, one of the company's primary lenders and business partners. In exchange for altering payback terms to Settle, a lender in the Company's businesses, providing the Company with a 6-month revolving capital line to fund inventory purchases, Settle filed a lien on the Company's inventory. Settle has no intention of exercising the lien and Settle has made it clear that they are willing to negotiate, as their main priority is for the Company to stay in business, fundraise, and move forward with the Company as a partner.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 12, 2023.

Pashion Footwear Inc.

By /s/ *Haley Pavone*

       Name: <u>Pashion Footwear Inc.</u>

       Title: CEO, President Director

Exhibit A

FINANCIAL STATEMENTS

PASHION FOOTWEAR INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pashion Footwear Inc.
San Luis Obispo, California

We have reviewed the accompanying financial statements of Pashion Footwear Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 15, 2023
Los Angeles, California

PASHION FOOTWEAR INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	47,916	$	42,194
Acccounts Receivable, net		59,074		-
Inventory		1,525,942		1,092,134
Prepaids and Other Current Assets		12,726		17,025
Total Current Assets		**1,645,658**		**1,151,353**
Property and Equipment, net		290,507		309,764
Intangible Assets		192,639		172,146
Security Deposit		300		3,011
Total Assets	$	**2,129,104**	$	**1,636,274**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,062,015	$	276,541
Credit Cards		115,422		104,447
Current Portion of Loans and Notes		1,875,694		1,523
Forward Financing		163,231		393,271
Other Current Liabilities		174,049		82,398
Total Current Liabilities		**3,390,412**		**858,179**
Promissory Notes and Loans		69,613		1,905,628
Convertible Note		665,000		-
Total Liabilities		**4,125,026**		**2,763,807**
STOCKHOLDERS EQUITY				
Common Stock		507		504
Series Seed-1 Preferred Stock		102		102
Series Seed-2 Preferred Stock		53		53
Series Seed-3 Preferred Stock		145		145
Series Seed-4 Preferred Stock		104		104
Series Seed-5 Preferred Stock		2		2
Treasury Stock		(89)		(89)
Additional Paid in Capital		4,409,199		4,268,584
Equity Issuance Cost		(59,363)		(46,331)
Retained Earnings/(Accumulated Deficit)		(6,346,581)		(5,350,607)
Total Stockholders' Equity		**(1,995,922)**		**(1,127,533)**
Total Liabilities and Stockholders' Equity	$	**2,129,104**	$	**1,636,274**

See accompanying notes to financial statements.

PASHION FOOTWEAR INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 2,703,257	$ 2,834,297
Cost of Goods Sold	1,568,943	2,179,507
Gross profit	1,134,314	654,789
Operating expenses		
General and Administrative	986,418	1,002,090
Research and Development	157,332	449,078
Sales and Marketing	794,978	1,668,368
Total operating expenses	1,938,728	3,119,537
Operating Income/(Loss)	(804,414)	(2,464,748)
Interest Expense	71,115	153,156
Other Loss/(Income)	120,446	(71,944)
Income/(Loss) before provision for income taxes	(995,974)	(2,545,960)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (995,974)	$ (2,545,960)

See accompanying notes to financial statements.

PASHION FOOTWEAR INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series Seed-5 Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Treasury Stock	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance—December 31, 2020	**5,015,754**	**$ 502**	**420,466**	**$ 42**	**528,415**	**$ 53**	**1,445,800**	**$ 145**	**1,040,106**	**$ 104**	**15,866**	**$ 2**	**$ 3,510,516**	**$ (23,494)**	**(89)**	**$ (2,804,647)**	**$ 683,134**
Issuance of Stock	24,127	$ 2	594,996	$ 59	-	$ -	-	$ -	3,111	$ 0		$ -	**$ 751,143**	**(22,837)**			728,368
Share-Based Compensation													6,925				6,925
Net income/(loss)																(2,545,960)	(2,545,960)
Balance—December 31, 2021	5,039,881	504	1,015,462	102	528,415	53	1,445,800	145	1,043,217	104	15,866	2	4,268,584	(46,331)	(89)	$ (5,350,607)	**$ (1,127,533)**
Issuance of Stock	28,955	3	-	-	-	-	-	-	-	-	-	-	1,445				1,447
Share-Based Compensation													10,425				10,425
Additional paid-in capital—warrants													128,745	(13,033)			115,712
Net income/(loss)																(995,974)	(995,974)
Balance—December 31, 2022	**5,068,836**	**$ 507**	**1,015,462**	**$ 102**	**528,415**	**$ 53**	**1,445,800**	**$ 145**	**1,043,217**	**$ 104**	**15,866**	**$ 2**	**$ 4,409,199**	**$ (59,363)**	**$ (89)**	**$ (6,346,581)**	**$ (1,995,922)**

See accompanying notes to financial statements.

PASHION FOOTWEAR INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(995,974)		##########
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		38,313		28,784
Amortization of Intangibles		23,881		15,805
Warranty		115,712		
Share-based Compensation		10,425		6,925
Changes in operating assets and liabilities:				
Acccounts receivable, net		(59,074)		146
Inventory		(433,808)		(821,859)
Prepaids and Other Current Assets		4,299		(11,021)
Accounts Payable		785,475		170,106
Credit Cards		10,976		62,475
Other Current Liabilities		91,651		27,934
Security Deposit		2,711		(3,011)
Net cash provided/(used) by operating activities		**(405,413)**		**(3,069,675)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(19,056)		(145,578)
Purchases of Intangible Assets		(44,374)		(59,220)
Net cash provided/(used) in investing activities		**(63,430)**		**(204,798)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,447		728,368
Forward Financing		(230,040)		393,271
Borrowing on Promissory Notes and Loans		38,157		1,713,202
Borrowing on Convertible Notes		665,000		-
Net cash provided/(used) by financing activities		**474,565**		**2,834,841**
Change in Cash		5,722		(439,632)
Cash—beginning of year		42,194		481,826
Cash—end of year	**$**	**47,916**	**$**	**42,194**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	71,115	$	153,156
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pashion Footwear Inc. was incorporated on August 30, 2017, in the state of Delaware.   The financial statements of Pashion Footwear Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in San Luis Obispo, California.

Pashion is an empowering footwear brand utilizing innovative technical design to pioneer the future of women's shoes - blending comfort, customization and style without sacrifice. Our utility-patented tech allows a high heel to transform into a flat within seconds, solving the biggest love/hate relationship in a woman's closet and bringing unmatched versatility to their daily lives. Pashion sells convertible high heel shoe bundles & the corresponding accessory products (heel kits, stelos, flat caps) direct to consumer via our own e-commerce site - www.pashionfootwear.com. We also have executed limited wholesale business with retailers, and plan to expand that sales channel in 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventory

Inventory are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Molds	10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include website and software development costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Pashion Footwear Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of convertible high heel shoe bundles & the corresponding accessory products.

Cost of sales

Costs of goods sold include the product cost, merchant fees, shipping, and others.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $794,978 and $1,668,368, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization.   This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities.   The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.

The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.   These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.   This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	1,525,942	1,092,134
Total Inventory	$ 1,525,942	$ 1,092,134

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expenses	12,726	17,025
Total Prepaids and Other Current Assets	$ 12,726	$ 17,025

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expenses	91,358	-
Accrued Interest	945	945
Sales Taxes Payable	12,741	16,991
Gift Cards	38,030	36,150
Route Package Protection Payable	14,059	4,098
Customer Deposits	60	-
Unearned Revenues	16,856	24,214
Total Other Current Liabilities	$ 174,049	$ 82,398

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Molds	$ 386,306	$ 367,250
Property and Equipment, at Cost	386,306	367,250
Accumulated depreciation	(95,799)	(57,486)
Property and Equipment, Net	$ 290,507	$ 309,764

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $38,313 and $28,784, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Website	$ 15,106	$ 15,106
Patent	209,273	164,899
Software	12,981	12,981
Intangible assets, at cost	237,360	192,986
Accumulated amortization	(44,721)	(20,840)
Intangible assets, Net	$ 192,639	$ 172,146

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022, and 2021 was in the amount of $23,881 and $15,805, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense	
2023	$	(23,881)
2024		(23,881)
2025		(23,881)
2026		(23,881)
Thereafter		(97,116)
Total	$	**(192,639)**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 5,068,836 shares and 5,039,881 shares have been issued and are outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 1,250,000 shares of Series Seed-1 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 1,015,462 shares have been issued and are outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 528,415 shares of Series Seed-2 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 528,415 shares have been issued and are outstanding.

Series Seed-3 Preferred Stock

The Company is authorized to issue 1,445,800 shares of Series Seed-3 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 1,445,800 shares have been issued and are outstanding.

Series Seed-4 Preferred Stock

The Company is authorized to issue 1,044,217 shares of Series Seed-4 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 1,043,217 shares have been issued and are outstanding.

Series Seed-5 Preferred Stock

The Company is authorized to issue 15,866 shares of Series Seed-4 Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 15,866 shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,560,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	115,819	$ 0.06	-
Granted	516,043		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	631,862	$ 0.06	9.24
Exercisable Options at December 31, 2021	213,868	$ 0.06	9.24
Granted	-	$ -	
Exercised	(28,955)	$ -	
Expired/Cancelled	(39,968)	$ -	
Outstanding at December 31, 2022	562,939	$ 0.06	8.24
Exercisable Options at December 31, 2022	369,324	$ 0.06	8.24

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $10,425 and $6,925, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Settlement and Security Agreement-Settle Inc	$ 1,989,690	12.29%	5/26/2022	7/31/2023	$ 146,720	146,720	$ 1,869,690	$ -	$ 2,016,410	$ 224,065	$ 224,065	$ -	$ 1,823,147	$ 2,047,211
SBA EIDL Loan	$ 64,500	3.75%	5/19/2020	5/19/2050	$ 2,419	2,419	$ 3,780	$ 60,720	$ 66,919	$ -	$ -	$ -	$ 64,500	$ 64,500
Mechanics Bank	$ 27,148	6.75%	1/20/2021	1/20/2024	$ 1,832	1,832.49	$ 2,224	$ 8,893	$ 11,118	$ 1,832	$ 1,732	$ 1,523	$ 17,981	$ 19,504
Total					$ 150,971	$ 150,971	$ 1,875,694	$ 69,613	$ 2,094,446	$ 225,897	$ 225,797	$ 1,523	$ 1,905,628	$ 2,131,215

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 1,875,694
2024	12,673
2025	12,673
2026	12,673
2027	12,673
Thereafter	18,920
Total	**$ 1,945,308**

Forward Financing

During fiscal year 2022, the Company entered into a Shopify Capital Agreement in the amount of $165,000. It bears a remittance rate of 15%. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2022, and December 31, 2021, the outstanding balance of this kind of financing is in the amount of $163,231 and $277,703, respectively and the entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a Clearco Capital Agreement in the amount of $250,000. As of December 31, 2022, and December 31, 2021, the outstanding balance of this kind of financing is in the amount of $0 and $115,569, respectively and the entire amount is classified as the current portion.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 665,000	8.00%	Fiscal year 2022	Fiscal year 2024	-	665,000	665,000	-	$ -	-
Total	$ -				$ -	$ 665,000	$ 665,000	$ -	$ -	$ -

The convertible notes are convertible into preferred shares at a conversion price. The conversion price shall mean 80% of the price per share of the (i) Preferred Stock paid by the investors in the Qualified Financing or (ii) Common Stock or preferred stock paid by the investors in a Non-Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (297,199)	$ (762,237)
Valuation Allowance	297,199	762,237
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,561,853)	$ (1,264,655)
Valuation Allowance	1,561,853	1,264,655
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,099,159, and the Company had state net operating loss ("NOL") carryforwards of approximately $462,694. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through February 15, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $804,414, an operating cash flow loss of $405,413, and liquid assets in cash of $47,916, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Haley Pavone , Principal Executive Officer of Pashion Footwear Inc., hereby certify that the financial statements of Pashion Footwear Inc. included in this Report are true and complete in all material respects.

Haley Pavone

CEO, President Director